NEWS RELEASE

IAMGOLD REPORTS POSITIVE RESULTS FROM ITS 2019 DELINEATION DRILLING PROGRAM AT THE NELLIGAN GOLD PROJECT, QUEBEC

Toronto, Ontario, May 30, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced initial results from its 2019 delineation diamond drilling program completed at its Nelligan joint venture project (IAMGOLD Corporation: 51%, Vanstar Mining Resources Inc. ("Vanstar"): 49%), located 60 kilometres southwest of Chibougamau, Quebec, Canada. The Company is reporting assay results from twenty-two (22) diamond drill holes totaling 6,970 metres completed as part of the 2019 drilling program. Results are pending from the remaining twenty-eight (28) drill holes, totaling 10,680 metres, and will be reported once they are received, validated and compiled.

The assay results reported herein are provided in Table 1 below and include the following highlights:
(A drill hole plan map is attached to this news release.)

Renard Zone:

- **Drill hole NE-19-105: 26.2 metres grading 1.69 g/t Au**
  includes: 1.4 metres grading 10.85 g/t Au

    and   41.6 metres grading 1.18 g/t Au

- **Drill hole NE-19-108: 37.4 metres grading 1.32 g/t Au**

    and   11.0 metres grading 2.56 g/t Au
  includes: 0.6 metres grading 13.35 g/t Au

    and   73.0 metres grading 1.09 g/t Au

- **Drill hole NE-19-113: 6.0 metres grading 56.5 g/t Au (7.99 capped at 30 g/t Au)**
  includes: 1.5 metres grading 224 g/t Au

- **Drill hole NE-19-114: 16.7 metres grading 4.04 g/t Au (3.53 capped at 30 g/t Au)**
  includes: 7.7 metres grading 7.02 g/t Au
  includes: 1.0 metres grading 38.5 g/t Au

    and   28.4 metres grading 2.11 g/t Au
  includes: 5.0 metres grading 7.05 g/t Au

    and   45.9 metres grading 1.04 g/t Au

- **Drill hole NE-19-118: 46.8 metres grading 1.59 g/t Au**
  includes: 6.7 metres grading 5.96 g/t Au

    and   26.9 metres grading 1.16 g/t Au

    and   25.7 metres grading 1.08 g/t Au

The 2019 diamond drilling program was designed to infill and further test continuity of the mineralized zones of the Renard mineralized system, located immediately north of the previously known Liam and Dan zones. It specifically targeted the shallower part of this wide mineralized corridor to confirm and define its limit closer to the surface. Most of the holes intersected the expected zones of hydrothermal alteration characterized by variable carbonatization, sericite, phlogopite and pervasive silicification affecting the hosting meta-sedimentary sequence. Associated mineralization consists of widespread disseminated pyrite, varying from 1% to locally 15%. Trace molybdenite and occasionally fine grains of visible gold are also observed.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "The 2019 drilling program has successfully confirmed wide zones of mineralization extending to surface, which will help complete our deposit model in support of a mineral resource estimate planned for completion in the second half of the year. It is important to note that the mineralized zones remain open and are therefore believed to have favourable potential to continue to expand with additional drilling. I commend the efforts of our exploration team and contractors, who continued to advance this grassroots discovery successfully and - most importantly – safely in the difficult winter conditions of this region of Quebec."

Next Steps

Assay results from the remaining 28 drill holes totaling 10,680 metres will be reported once they are received, validated and compiled. Once in hand, the data from the 2019 drilling program, coupled with ongoing geological, geochemical and structural studies, will be integrated to support the development and refinement of a deposit model with the objective of completing an initial NI 43-101 compliant resource estimate in 2019 and will support the planning of future drilling programs.

About the Nelligan Project

The Nelligan project is underlain by a portion of the Caopatina segment belonging to the North Volcanic Zone of the Abitibi Belt of the Superior Province. The property is centered on the E-W Druillette synclinal with sediments of the Caopatina Formation bounded to the north and to the south by volcanic rocks of the Obatogamau Formation. The North and South portions of the property are occupied by granodioritic to tonalitic intrusions. The project is transected by numerous regional and local structures and deformation zones which can be important in the localization of gold mineralization.

Gold showings of the area can be grouped according to their style of mineralization: Quartz-sulphide vein type mineralization and disseminated pyrite mineralization. On the local scale, the Nelligan project contains several interesting gold showings, including the Liam and Dan Zones discovered by drilling in 2013 and 2014, and the historical Lake Eu showing. Significant alteration and associated gold mineralization was intersected over wide intervals to the north of the known gold showings over a strike length of more than 1.0 kilometre, to a depth of over 350 vertical metres (Zones 36 and Renard). These prospective showings appear to fall within a structural corridor with a potential strike length of several kilometres associated to the Guercheville Deformed Corridor located 5 kilometres north of the property.

The Nelligan Project is held under an earn-in option to joint venture agreement with Vanstar. The Company holds an undivided 51% interest in the property, and holds an option to earn a further 24% undivided interest in exchange for cash payments totaling C$2,750,000 to Vanstar and the delivery of an NI 43-101 compliant Resource Estimate and Technical Report before March 2022. Once vested to an undivided 75% interest, IAMGOLD will have a further option to acquire an additional interest of 5%, to hold an 80% interest in the Nelligan project by completing and delivering a Feasibility Study. Vanstar would then retain a 20% undivided non-contributory carried interest until the commencement of commercial production, after which: (1) the 20% undivided interest becomes participating; and (2) Vanstar will pay its attributable portion of the total development and construction costs to the commencement of commercial production from 80% of its share of any ongoing distributions from the Joint Venture. Vanstar will also retain a 1% NSR royalty on selected claims of the project.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The design of the drilling program and interpretation of results is under the control of IAMGOLD's geological staff, including qualified persons employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Half-core samples are packaged and transported in sealed bags to ALS Minerals Laboratory ("ALS") located in Val-d'Or, Québec. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. ALS processes analytical pulps directly at their facilities located in Val-d'Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

<u>**Forward Looking Statement**</u>

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

<u>**About IAMGOLD**</u>

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.

Table 1	Nelligan Project Drilling Results - 2019 Drilling program										
Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width [1]	Au [2] [3]	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
NE-19-100	522592.86	5473859.92	375.68	330.00	-50.00	447.00	98.76	109.50	10.74	8.80	0.64	RENARD ZONE
							115.50	132.20	16.70	14.46	1.40	
							156.95	176.25	19.30	15.81	1.01	
							281.50	287.10	5.60	4.59	1.00	
NE-19-101	523165.25	5474067.60	371.18	330.00	-50.00	300.00	129.00	155.90	26.90	17.29	0.56	
Including (3)							149.00	149.98	0.98	0.63	4.51	
NE-19-102	522631.36	5473897.09	375.11	330.00	-47.00	375.00	87.12	96.31	9.19	8.64	0.92	RENARD ZONE
Including (3)							87.12	91.50	4.38	4.12	1.34	
							116.42	153.51	37.09	30.38	1.81	
Including (3)							116.42	123.17	6.75	5.85	2.82	
Including (3)							126.91	129.92	3.01	2.47	3.80	
Including (3)							141.69	151.50	9.81	8.04	2.73	
							164.83	179.46	14.63	9.40	0.58	
							192.30	200.20	7.90	6.47	1.05	RENARD ZONE
							223.40	232.00	8.60	6.59	0.61	
NE-19-103	522657.68	5473952.98	372.48	330.00	-50.00	280.00	31.50	55.30	23.80	19.50	2.20	RENARD ZONE
Including (3)							31.50	35.25	3.75	2.87	5.92	
Including (3)							50.00	55.30	5.30	4.06	3.92	
Including (3)							52.30	54.30	2.00	1.73	8.20	
							74.89	99.43	24.54	21.25	0.87	
							149.00	155.62	6.62	5.42	1.21	
NE-19-104	523112.39	5474053.92	375.25	330.00	-50.00	330.00	125.88	128.88	3.00	2.30	2.72	
							249.00	256.50	7.50	5.75	0.88	
NE-19-105	522706.88	5473971.67	373.47	330.00	-50.00	252.00	34.55	60.70	26.15	20.03	1.69	RENARD ZONE
Including (3)							39.00	48.15	9.15	7.01	3.68	
Including (3)							39.00	40.35	1.35	1.03	10.85	
							84.85	126.45	41.60	29.42	1.18	
Including (3)							84.85	99.95	15.10	11.57	2.12	
NE-19-106	522677.57	5474033.47	372.02	330.00	-50.00	225.00	50.75	83.10	32.35	*24.78*	0.64	
NE-19-107	523048.22	5474068.97	379.72	330.00	-50.00	285.00	No significant results					
NE-19-108	522783.82	5473927.48	378.41	330.00	-47.00	330.00	55.07	92.50	37.43	32.42	1.32	RENARD ZONE
Including (3)							78.35	89.36	11.01	8.18	2.40	
							98.50	109.50	11.00	*9.53*	2.56	
Including (3)							104.50	105.09	0.59	0.51	13.35	
							120.50	193.50	73.00	63.22	1.09	
NE-19-109	522722.43	5474048.83	372.84	330.00	-45.00	177.00	No significant results					
NE-19-110	523080.28	5474115.31	378.87	330.00	-50.00	222.00	45.00	67.50	22.50	15.91	0.53	
NE-19-111	522826.15	5474066.66	379.35	330.00	-50.00	168.00	No significant results					
NE-19-112	522972.95	5474110.40	381.63	330.00	-50.00	174.00	52.50	60.00	7.50	4.82	1.25	
NE-19-113	522820.17	5473971.36	377.87	330.00	-50.00	312.00	38.95	50.15	11.20	9.70	3.39	RENARD ZONE
Including (3)							40.00	43.60	3.60	3.12	7.65	
							56.20	63.14	6.94	6.01	1.07	
							106.00	149.00	43.00	35.22	0.74	RENARD ZONE
Including (3)							106.00	118.68	12.68	10.39	0.95	
Including (3)							124.00	129.00	5.00	4.10	1.29	
Including (3)							134.00	149.00	15.00	11.49	0.75	
							164.00	170.00	6.00	4.24	1.02	
							182.00	188.00	6.00	4.24	56.49 (7.99 capped @ 30 g/t)	
Including (3)							185.00	186.50	1.50	1.06	224	

Hole ID	Easting	Northing	Elev	Azimuth	Dip	Length		From	To	Core (m)	True Width	Au (g/t)	Zone
NE-19-114	523109.04	5473743.37	372.87	330.00	-49.00	552.00		128.64	143.55	14.91	12.91	0.56	
								238.00	254.70	16.70	14.46	4.04 (3.53 capped @ 30 g/t)	RENARD ZONE
Including (3)								246.00	253.73	7.73	6.69	7.02	
Including (3)								247.00	248.00	1.00	0.87	38.50	
								281.25	309.67	28.42	24.61	2.11	
Including (3)								302.80	307.80	5.00	4.33	7.05	
								326.15	372.00	45.85	41.55	1.04	
Including (3)								332.53	336.20	3.67	3.18	3.85	
								427.50	436.50	9.00	7.79	1.55	
								507.70	530.20	22.50	19.49	1.04	
NE-19-115	522857.82	5474007.58	381.27	330.00	-50.00	279.00		87.00	127.28	40.28	28.48	1.04	RENARD ZONE
NE-19-116	522900.21	5474027.23	383.17	330.00	-50.00	255.00		61.40	65.60	4.20	3.22	1.65	RENARD ZONE
								80.50	86.05	5.55	4.25	14.95 (8.06 capped @ 30 g/t)	
Including (3)								81.80	83.10	1.30	1.00	59.40	
								91.90	105.80	13.90	10.65	0.50	
								114.00	131.35	17.35	13.29	0.65	
								174.00	193.00	19.00	13.44	0.73	
NE-19-117	523106.60	5473956.03	372.61	330.00	-50.00	402.00		65.25	69.50	4.25	3.85	1.33	
								105.50	114.50	9.00	5.79	0.98	
								187.55	196.50	8.95	7.75	0.67	RENARD ZONE
								202.30	211.13	8.83	6.76	0.81	
								230.00	237.30	7.30	5.59	1.19	
NE-19-118	522965.30	5473908.54	379.44	330.00	-50.00	372.00		57.00	59.10	2.10	1.82	2.73	RENARD ZONE
								120.00	166.80	46.80	40.53	1.59	
Including (3)								138.83	145.50	6.67	5.78	5.96	
								202.00	228.90	26.90	23.30	1.16	
Including (3)								208.62	215.00	6.38	5.53	2.50	
								268.77	294.50	25.73	22.28	1.08	
Including (3)								291.50	294.50	3.00	2.60	3.57	
								306.50	308.00	1.50	1.30	6.84	
NE-19-119	523031.45	5473994.43	377.61	330.00	-50.00	381.00		175.50	180.72	5.22	4.28	1.64	RENARD ZONE
								230.34	234.50	4.16	3.60	1.47	
NE-19-120	522341.5	5473691.7	370.0	330.00	-50.00	552.00		243.00	253.50	10.50	6.75	2.11	RENARD ZONE
Including (3)								245.00	249.00	4.00	2.57	3.94	
								342.75	354.50	11.75	9.00	1.99	
								347.00	353.00	6.00	4.60	2.70	
								365.00	384.50	19.50	14.94	1.09	
								408.53	454.75	46.22	35.41	0.73	
NE-19-121	522970.64	5474004.50	383.17	330.00	-48.00	300.00		123.80	145.12	21.32	16.33	0.61	
								168.43	177.06	8.63	6.61	0.71	RENARD ZONE
						6970.0							

Notes:

1. True widths are estimated at 70 to 94% of the core interval.
2. Drill hole intercepts are calculated with a lower cut of 0.50 g/t Au and may contain lower grade interval of up to 5 metres in length. They are generally reported with a minimum g*m (or Metal factor) of 5.
3. Assays intervals are reported uncapped and capped at 30 g/t Au and high grade sub-intervals are highlighted.

Figure 1: Nelligan drill hole plan map and highlighted 2019 assay results.

